STEM CELL ASSURANCE, INC.

AMENDED AND RESTATED SHAREHOLDER AGREEMENT
AND IRREVOCABLE PROXY

This Amended and Restated Shareholder Agreement and Irrevocable Proxy is by and between John Krowiak (“Krowiak”) and Mark Weinreb (“Weinreb”).  Krowiak and Weinreb agree that the 3,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), of Stem Cell Assurance, Inc. (the “Company”) transferred by Stem Cell Research Company, LLC (“SCRC”) to Krowiak on or about June 6, 2011, together with the additional 3,000,000 shares of Common Stock transferred to Krowiak by SCRC in connection therewith, and any and all shares of capital stock issued in connection with a stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, conversion or similar transaction (collectively, “Shares”), shall be voted as determined by Weinreb.

Krowiak hereby appoints Weinreb his attorney and proxy, with full power of substitution, in the name and stead of Krowiak, to vote as proxy all of the Shares at any and all meetings of the stockholders of the Company, including any adjournments or postponements thereof, and/or in any and all written consents in lieu of a meeting of stockholders, in such manner as Weinreb may determine in his sole discretion.

The foregoing irrevocable proxy is hereby declared to be irrevocable and to be a power coupled with an interest that shall survive the death, disability, incompetence or bankruptcy of Krowiak.

This Shareholder Agreement and Irrevocable Proxy shall expire on January 21, 2014, and shall be binding upon the legal representatives, successors, assigns and transferees of Krowiak.

This Shareholder Agreement and Irrevocable Proxy may only be amended by a writing executed by the parties.

Dated: June 6, 2011

______________________
John Krowiak

______________________
Mark Weinreb